UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 17, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2024 Annual General Meeting

The Company held its 2024 annual general meeting of shareholders on June 17, 2024. Attached as Exhibit 99.1 is a bulletin with the results of the meeting which is incorporated herein by reference.

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description
99.1	Bulletin of 2024 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: June 17, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer